Exhibit 99.1

PRESS RELEASE

MeaTech 3D Announces Leadership Changes to
Better Focus on Achieving Current Strategic Objectives

Ness Ziona, Israel, January 25, 2022 – MeaTech 3D Ltd. (Nasdaq: MITC) announced today the following changes to its executive management team and Board of Directors:

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Mr. Sharon Fima announced that, in light of the Company’s current stage of development, he intends to step down from the positions of Chief Executive Officer, Chief Technology Officer and Director in the near future. Mr. Fima intends to continue supporting the Company as a founding member of the Company’s scientific advisory board.

Mr. Fima: “As a co-founder of MeaTech, it has been my passion and my privilege to lead the Company through its formative years of real cultivated meat development, and at this stage of the Company's development, I’m pleased to be able to hand over the reins to a new leadership team to further advance the Company’s exciting growth plans.”

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MeaTech’s Board of Directors appointed Mr. Arik Kaufman to the position of Chief Executive Officer, effective upon Mr. Fima’s departure. Mr. Kaufman, 41, has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher Guy Oseary and Effie Epstein, which recently partnered with MeaTech to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements.

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Messrs. Steven H. Lavin (Chairman) and Danny Ayalon stepped down from MeaTech’s Board of Directors effective January 24, 2022 in light of the Company’s current stage of development and to pursue other ventures, and both outgoing directors expressed their ongoing support for MeaTech and its technologies. In addition, Mr. Omri Schanin stepped down from the Board of Directors and continues to serve as MeaTech’s Deputy CEO.

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Mr. Yaron Kaiser was appointed to the Board of Directors of the Company as its Chairperson. Mr. Kaiser, 43, has founded various Nasdaq- or TASE-traded foodtech companies, and currently serves as Chairperson of Wilk Technologies Ltd. Mr. Kaiser is a founding partner of the BlueSoundWaves collective, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, Israel Securities Authority and corporate governance.

Mr. Kaufman: “I’m honored to step in to the role of CEO of MeaTech. I am eager to position MeaTech at the forefront of the cultured meat revolution industry, by growing MeaTech from a development-stage company to a production company.  I would like to offer my appreciation to Steven Lavin, Sharon Fima and Daniel Ayalon, for leading MeaTech in its early stages, and look forward to leading MeaTech’s executive team even further forward in its ambitious development plans, as the company’s Chief Executive.”

Ms. Epstein: “We are looking forward to continuing our support for MeaTech under its new leadership, and helping it execute and accelerate its strategy.”

About MeaTech

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq Capital Market under the ticker “MITC”. The company initiated activities in 2019 and maintains facilities in Ness Ziona, Israel and Antwerp, Belgium. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming, circumventing the serious issues surrounding conventional animal husbandry, such as carbon footprint, water resources and animal welfare. By adopting a modular factory design, MeaTech will be able to offer a sustainable solution for a variety of species, including beef, chicken and pork, both as raw materials and as whole cuts; and also provide the production equipment.

For more information, please visit https://meatech3d.com/.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: +1 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096

SOURCE MeaTech 3D Ltd.